UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER: 8-69839

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Madison Global Partners LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

350 Vanderbilt Motor Parkway, Suite 205
(No. and Street)

Hauppauge	NY	11788
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jon Nixon	516-490-8400	jnixon@goldcrestcpa.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RUBIO CPA, PC
(Name – if individual, state last, first, and middle name)

2727 Paces Ferry Rd SE, Suite 2-1680	Atlanta	GA	30339
(Address)	(City)	(State)	(Zip Code)

05/05/2009	3514
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Anton Gerdes, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Madison Global Partners LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DOREEN M. ARAUJO
Notary Public, State of New York
No. 01AR6207634
Qualified in Suffolk County
Commission Expires June 15, 2025

Signature: [signature]

Title: CEO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MADISON GLOBAL PARTNERS LLC

FINANCIAL STATEMENTS
WITH
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2021

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Madison Global Partners LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Madison Global Partners LLC (the "Company") as of December 31, 2021, the related statements of operations, changes in members' equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2017.

April 14, 2022
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

MADISON GLOBAL PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021

ASSETS

Cash	$	63,661
Accounts Receivable		609,850
Due from Sub-Clearing Broker		32,394
Prepaid Expenses		21,043
Deposit with Sub-Clearing Broker		25,000
Security Deposit		11,293
Due From Clearing Broker		10,000
Advance to Broker		3,500
Property and Equipment, Net of Accumulated Depreciation of $76,382		-
Total Assets	$	776,741

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Commissions Payable	$	165,313
Accounts Payable and Accrued Expenses		160,881
Due to Related Party		2,548
Total Liabilities		328,742
Members' Equity		447,999
Total Liabilities and Members' Equity	$	776,741

See Accompanying Notes to Financial Statements.

MADISON GLOBAL PARTNERS LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2021

Revenues	
Commissions	$ 669,323
Fees From Related Party	240,000
Underwriting	102,369
Private Placement Fees	601,600
Mutual Fund Fees	14,157
Research	42,500
PPP Loan Forgiveness	46,400
Interest	5,995
Total Revenues	1,722,344
Expenses	
Commissions, Compensation and Benefits	937,503
Clearing Costs	102,993
Occupancy and Equipment	44,466
Professional Fees	172,152
Technology and Communications	34,816
Other	75,198
Total Expenses	1,367,128
Net Income	$ 355,216

See Accompanying Notes to Financial Statements.

MADISON GLOBAL PARTNERS LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

Balance - January 1, 2021, as previously reported	$	68,783
Adjustment to record accounts receivable, net of related commissions, at beginning of year		9,000
Balance - January 1, 2021, as adjusted		77,783
Members' Contributions		15,000
Net Income		355,216
Balance - December 31, 2021	$	447,999

See Accompanying Notes to Financial Statements

MADISON GLOBAL PARTNERS LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

Cash Flows From Operating Activities		
Net Income	$	355,216
Items which do not Affect Cash:		
Depreciation		7,266
Forgiveness of PPP loan		(46,400)
Adjustment to Record Accounts Receivable, Net of Related Commissions, at Beginning of Year		9,000
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities:		
Changes in assets and liabilities:		
Prepaid Expenses		(660)
Receivable from Sub-Clearing Broker		20,004
Accounts Receivable		(604,672)
Other Receivable		19,268
Due to Related Party		(9,480)
Accounts Payable and Accrued Expenses		125,257
Commissions Payable		66,970
Net Cash Used in Operating Activities		(58,231)
Cash Flows From Financing Activities		
Members' Contributions		15,000
Net Cash Provided by Financing Activities		15,000
Net Decrease in Cash		(43,231)
Cash - Beginning of Year		106,892
Cash - End of Year	$	63,661

MADISON GLOBAL PARTNERS LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

Note (1) - Nature of business:

Madison Global Partners LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company engages in retail brokerage including buying and selling of stocks, debt securities, U.S. government securities, mutual funds and variable life insurance or annuities. The Company also acts as a placement agent for private placements of securities.

The Company is a limited liability company; therefore, the members' liability is limited to their investment.

Note (2) - Summary of significant accounting policies:

(A) Property and Equipment:
Property and equipment are recorded at cost. Depreciation is provided by use of the straight-line method over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

(B) Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

(C) Income taxes:
The Company is a limited liability company that is taxed as a partnership for income tax reporting purposes. Therefore, the income or losses of the Company flow through to its members and no income taxes are recorded in the accompanying financial statements.

Pursuant to the provisions of FASB Accounting Standards Codification 740-10(ASC 740-10), Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

(D) Cash:

The Company maintains its bank account in a high credit quality financial institution. The balance at times may exceed federally insured limits.

Note (2) - Summary of significant accounting policies (Continued):

(E) Revenue Recognition

Revenue from contracts with customers includes commission and concession income, fees from underwritings, research, and private placement services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Mutual funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. Marketing or distribution fees are paid over time (12B-1 fees) on the basis of a contractual rate applied to the monthly or quarterly market value of the fund. Revenue is recognized in accordance with these agreements.

The Company underwrites securities for entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as a selling group member. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

The Company receives fees from research services through the dissemination of research reports as well as access to the Company's analysts. Revenue is recognized when the Company satisfies its performance obligation by transferring the promised services to its customers. The Company's performance obligation is satisfied at a point in time when the Company has determined that the customer obtains control over the promised services.

Note (2) - Summary of significant accounting policies (Continued):

(E) Revenue Recognition (Continued)

The Company recognizes fees from private placements upon the sale of each interest in an offering as this satisfies the only performance obligation identified by the Company. Approximately $450,000 of private placement revenues recognized during 2021 relate to performance obligations satisfied by the Company in a prior year where collectability was not reasonably assured.

(F) Accounts Receivables:

Accounts receivable are non-interest bearing, uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. Based on management's review of accounts receivable, no allowance for credit losses is considered necessary.

(G) Subsequent events:

Management has evaluated subsequent events through the date the financial statements were issued.

Note (3) - Net capital requirement:

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 ("the Rule"). The Rule requires the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3 % of aggregate indebtedness as well as a ratio of aggregate indebtedness to net capital that shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of ($138,242) which was below its required minimum net capital of $21,916 by $160,158. The Company had a ratio of aggregate indebtedness to net capital of (2.38) to 1.00 at December 31, 2021. Management believes that the Company became compliant with its net capital requirements on February 24, 2022, upon the Company's collection of certain accounts receivable.

Note (4) – Sub-Clearing Agreement

The Company has a sub-clearing agreement with a broker-dealer to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities. Amounts receivable from its sub-clearing broker at December 31, 2021 consist of commissions receivable. The receivable is considered fully collectible at December 31, 2021 and no allowance is required.

Note (5) – Receivable from Clearing Broker

The Company has an agreement with a clearing broker to execute and clear, on a fully-disclosed basis, customer accounts of the Company. Amounts receivable from its clearing broker at December 31, 2021 consist of funds held in an account. The receivable is considered to be fully collectible at December 31, 2021 and no allowance is required.

Note (6) – Contingencies

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2021, as defendant.

Note (7) – Related Party Transactions

The Company is affiliated with a sister entity that is a Registered Investment Advisor ("RIA"). During 2021, the Company assessed administrative fees of $240,000 pursuant to an Expense Reimbursement Agreement with the sister RIA for personnel, technology and other operating costs shared between the two entities. In addition, the Company collects advisory fees generated by the sister RIA through the Company's sub-clearing agreement. The balance at December 31, 2021 of $2,548 due to related party arises from advisory fees collected by the Company not yet remitted to the RIA.

During 2021, the Company earned approximately $151,600 of its private placement revenues from its sale of interests in an offering of a fund. The fund's manager is the Company's sister RIA.

The Company leases office space from the sister RIA pursuant to a month-to-month sublease agreement. Rent expense under this agreement was $25,200 in 2021.

The Company additionally leases office premises under an informal month-to-month arrangement from an entity whose principals own a portion of one of the Company's members. Rent expense under the informal arrangement was $12,000 in 2021.

During 2021, the Company separately assumed responsibility for advisory related commission expenses that were directly attributable to activity of the Company's sister RIA for which the Company will not be reimbursed. The Company expensed approximately $198,000 related to the Company's assumption of such expenses of the Company's sister RIA that is reflected within commissions, compensation and benefits within the accompanying Statement of Operations. As of December 31, 2021 approximately $17,300 of commissions payable within the accompanying Statement of Financial Condition arises from the Company's assumed responsibility of advisory related commissions that are directly attributable to activity of the Company's sister RIA that have not yet been paid by the Company.

Note (7) – Related Party Transactions (continued)

Separately, the Company at times pays for certain other operating expenses of the sister RIA for which the Company subsequently seeks reimbursement. There are no amounts due to the Company at December 31, 2021 arising from the Company's payment of such expenses.

Financial position and results of operations could differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

Note (8) – Leases

See Note 7 for a description of the Company's leases with related entities.

The Company has elected, for all underlying classes of assets, to not recognize right of use (ROU)assets and lease liabilities for short term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise.

Note (9) – Retirement Plan

The Company maintains a 401(k) profit sharing plan covering substantially all employees. The Company did not make a contribution to the plan for the year ended December 31, 2021.

Note (10) – Off Balance Sheet Risk

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or the other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Note (11) – Economic Risks

In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While the Company believes that it is in an appropriate position to sustain the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.

Note (12) – Paycheck Protection Program (PPP) Loan

In April 2020, the Company received a loan of $46,400 pursuant to its application under the Small Business Administration's Paycheck Protection Program established by the enabling legislation under the Coronavirus Aid, Relief and Economic Securities Act.

In March 2021, the entirety of the loan was forgiven and is included in PPP Loan Forgiveness revenue within the accompanying Statement of Operations.

Note (13) – Concentrations

During 2021, one customer accounted for approximately 75% of all private placement revenue. Approximately 99% of accounts receivable at December 31, 2021 is due from two customers.

ACCOMPANYING SCHEDULES

PURSUANT TO RULE 17A-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2021

MADISON GLOBAL PARTNERS LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2021

Schedule I

Net Capital		
Total Member's Equity		$ 447,999
Non-allowable Assets:		
Deposit with Sub-Clearing Broker	$ 25,000	
Prepaid Expenses	21,043	
Security Deposit	11,293	
Advance to Broker	3,500	
Accounts Receivable, Net	525,405	
Total Non-Allowable Assets		586,241
Net Capital before Haircuts		(138,242)
Less: Haircut		-
Net Capital		(138,242)
Minimum Net Capital Requirement (the greater of $5,000 or 6 2/3 % of aggregate indebtedness).		21,916
Net Capital Deficit		$ (160,158)
Ratio of Aggregate Indebtedness to Net Capital		(2.38) to 1.00

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL
INCLUDED IN PART IIA OF FORM X-17A-5
AS OF DECEMBER 31, 2021

There is no significant difference between net capital as reported in Part IIA of Form X-17A-5 as amended on April 13, 2022 and net capital as computed above

MADISON GLOBAL PARTNERS LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2021

SCHEDULE II

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

MADISON GLOBAL PARTNERS LLC

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2021

SCHEDULE III

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Madison Global Partners LLC

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) Madison Global Partners LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Madison Global Partners LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"): and, (2) Madison Global Partners LLC stated that Madison Global Partners LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Madison Global Partners LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Madison Global Partners LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii). of Rule 15c3-3 under the Securities Exchange Act of 1934.

April 14, 2022
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

MADISON GLOBAL PARTNERS, LLC
350 Motor Parkway, Suite 205
Hauppauge, NY 11788
Tel: 646.690.0330

EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Madison Global Partners, LLC is a broker/dealer registered with the SEC and FINRA.
- Madison Global Partners, LLC claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended December 31, 2021.
- Madison Global Partners, LLC is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:
    - The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4, as are customarily made and kept by a clearing broker or dealer.
- Madison Global Partners, LLC has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Firm's knowledge.

DocuSigned by:
Anton Gerdes Jr
16ED7988CA9541F...

Anton Gerdes, CEO